UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF CALIFORNIA

In re: Blue Earth, Inc.

Case No. 16-31496-DM

CHAPTER 11
MONTHLY OPERATING REPORT
(GENERAL BUSINESS CASE)

SUMMARY OF FINANCIAL STATUS

MONTH ENDED: 06/30/16 **PETITION DATE:** March 21, 2016

1. Debtor in possession (or trustee) hereby submits this Monthly Operating Report on the Accrual Basis of accounting (or if checked here the Office of the U.S. Trustee or the Court has approved the Cash Basis of Accounting for the Debtor). _
Dollars reported in $1

		End of Current Month	End of Prior Month	As of Petition Filing
2.	**Asset and Liability Structure**			
	a. Current Assets	$116,792	$6,141	
	b. Total Assets	$9,625,159	$9,569,322	$51,568,171
	c. Current Liabilities	$1,923,328	$1,826,814	$0
	d. Total Liabilities (Exh 1)	$30,882,000	$30,787,729	$27,071,836

		Current Month	Prior Month	Cumulative (Case to Date)
3.	**Statement of Cash Receipts & Disbursements for Month**			
	a. Total Receipts	$138,534	$725,278	$1,889,582
	b. Total Disbursements	$27,883	$720,947	$1,772,790
	c. Excess (Deficiency) of Receipts Over Disbursements (a - b)	$110,650	$4,330	$116,792
	d. Cash Balance Beginning of Month	$6,141	$1,811	$0
	e. Cash Balance End of Month (c + d)	$116,792	$6,141	$116,792

		Current Month	Prior Month	Cumulative (Case to Date)
4.	**Profit/(Loss) from the Statement of Operations**	($38,435)	($771,908)	($1,861,356)
5.	**Account Receivables (Pre and Post Petition)**	$0	$0	
6.	**Post-Petition Liabilities**	$1,923,328	$1,826,814	
7.	**Past Due Post-Petition Account Payables (over 30 days)**	$0	$0	

	At the end of this reporting month:	Yes	No
8.	Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? (if yes, attach listing including date of payment, amount of payment and name of payee)		X
9.	Have any payments been made to professionals? (if yes, attach listing including date of payment, amount of payment and name of payee)	X - See Exhibit 1	
10.	If the answer is yes to 8 or 9, were all such payments approved by the court?	X	
11.	Have any payments been made to officers, insiders, shareholders, relatives? (if yes, attach listing including date of payment, amount and reason for payment, and name of payee)		X
12.	Is the estate insured for replacement cost of assets and for general liability?	X	
13.	Are a plan and disclosure statement on file?	X	
14.	Was there any post-petition borrowing during this reporting period?	X	

15. Check if paid: Post-petition taxes X ; U.S. Trustee Quarterly Fees X ; Check if filing is current for: Post-petition tax reporting and tax returns: X .
(Attach explanation, if post-petition taxes or U.S. Trustee Quarterly Fees are not paid current or if post-petition tax reporting and tax return filings are not current.)

I declare under penalty of perjury I have reviewed the above summary and attached financial statements, and after making reasonable inquiry believe these documents are correct.

Date: __________ ____________________
Responsible Individual

* Includes from Filing Date through April 30, 2016

Revised 1/1/98

Note 1 - See Exhibit 1

STATEMENT OF OPERATIONS
(General Business Case)

For the Month Ended 06/30/16

Current Month Actual	Current Month Forecast	Current Month Variance		Cumulative (Case to Date)	Next Month Forecast
			Revenues:		
			1 Gross Sales	$0	
			2 less: Sales Returns & Allowances	-	
			3 Net Sales	-	
			4 less: Cost of Goods Sold (Schedule 'B')	-	
			5 Gross Profit	-	
			6 Interest	-	
	$0	$0	7 Other Income:	364	
$54,703		$54,703	8 Return of Funds	54,703	
			9	-	
$54,703	$281		10 **Total Revenues**	55,067	
			Expenses:	-	
			11 Compensation to Owner(s)/Officer(s)	-	
			12 Salaries	-	
			13 Commissions	-	
$9,499	$39,000	($29,501)	14 Contract Labor	46,526	$22,000
			Rent/Lease:		
		$0	15 Personal Property	-	
		$0	16 Real Property	30,549	
		$0	17 Insurance	-	
			18 Management Fees	-	
			19 Depreciation	-	
			Taxes:		
			20 Employer Payroll Taxes	-	
			21 Real Property Taxes	-	
		$0	22 Other Taxes	1,164	
			23 Other Selling	-	
$3,162	$5,600	($2,438)	24 Other Administrative	19,438	$9,000
$16,418	$42,000	($25,582)	25 Interest	67,863	$0
		$0	26 Other Expenses:	8,551	
$0	$829,500	($829,500)	27 Transfers to Blue Earth Tech for payroll	1,605,773	
			28 and professional fees (Exhbit 1)	-	
$379	$39,000	($38,621)	29 Employee Expense Reports	25,698	$36,000
			30	-	
			31	-	
			32	-	
			33	-	
			34	-	
$29,458	$955,100	($925,642)	35 **Total Expenses**	1,805,563	$67,000
$25,245	$955,100	$925,642	36 **Subtotal**	(1,750,496)	($67,000)
			Reorganization Items:		
($63,680)	$0	($63,680)	37 Professional Fees	(110,211)	$0
			38 Provisions for Rejected Executory Contracts	-	
			39 Interest Earned on Accumulated Cash from Resulting Chp 11 Case	-	
				-	
			40 Gain or (Loss) from Sale of Equipment	-	
$0	$0		41 U.S. Trustee Quarterly Fees	(650)	($19,000)
$0			42	-	
($63,680)	$0	($63,680)	43 **Total Reorganization Items**	(110,861)	($19,000)
($38,435)	$955,100	($993,535)	44 **Net Profit (Loss) Before Federal & State Taxes**	(1,861,356)	($86,000)
			45 Federal & State Income Taxes	-	
($38,435)	($995,000)	$956,565	46 **Net Profit (Loss)**	($1,861,356)	($86,000)

Attach an Explanation of Variance to Statement of Operations (For variances greater than +/- 10% only):

Revised 1/1/98

BALANCE SHEET
(General Business Case)
For the Month Ended 06/30/16

Assets

		From Schedules	Market Value
	Current Assets		
1	Cash and cash equivalents - unrestricted		$116,792
2	Cash and cash equivalents - restricted		
3	Accounts receivable (net)	A	-
4	Inventory	B	-
5	Prepaid expenses		
6	Professional retainers		
7	Other:		
8			
9	**Total Current Assets**		116,792
	Property and Equipment (Market Value)		
10	Real property	C	-
11	Machinery and equipment	D	-
12	Furniture and fixtures (Estimated as of Filing Date)	D	15,000
13	Office equipment	D	-
14	Leasehold improvements	D	-
15	Vehicles	D	-
16	Other:	D	
17	Deposits	D	16,838
18		D	
19		D	
20		D	
21	**Total Property and Equipment**		31,838
	Other Assets		
22	Loans to shareholders		
23	Loans to affiliates		
24	Notes Receivable		109,087
25	Investment Blue Earth CHP, Inc. (Brooks and Sumter)		2,750,000
26	Investment in EnSite, Inc.		4,860,000
27	Investment in Blue Earth Solar and Generator		1,757,442
28	**Total Other Assets**		9,476,529
29	**Total Assets**		$9,625,159

NOTE:

Investment in Blue Earth CHP and EnSite based on appraisals.
Investment in Blue Earth Solar, Inc. \ and Blue Earth Generator, Inc. based on estimated net recoverable amount.

Liabilities and Equity

(General Business Case)

06/30/16

Liabilities From Schedules

Post-Petition

Current Liabilities

30	Salaries and wages		
31	Payroll taxes		
32	Real and personal property taxes		
33	Income taxes		
34	Sales taxes		
35	Notes payable (short term)		
36	Accounts payable (trade)	A	$80,754
37	Real property lease arrearage		
38	Personal property lease arrearage		
39	Accrued professional fees		
40	Current portion of long-term post-petition debt (due within 12 months)		
41	Other:		
42	Debtor In Possession Facility		1,842,574
43			
44	**Total Current Liabilities**		1,923,328
45	**Long-Term Post-Petition Debt, Net of Current Portion**		
46	**Total Post-Petition Liabilities**		1,923,328
	Pre-Petition Liabilities (allowed amount)		
47	Secured claims	F	24,199,205
48	Priority unsecured claims	F	30,944
49	General unsecured claims	F	4,728,523
50	**Total Pre-Petition Liabilities**		28,958,672
51	**Total Liabilities**		30,882,000
	Equity (Deficit)		
52	Retained Earnings/(Deficit) at time of filing		(19,395,485)
53	Capital Stock		
54	Additional paid-in capital		
55	Cumulative profit/(loss) since filing of case		(1,861,356)
56	Post-petition contributions/(distributions) or (draws)		
57			
58	Market value adjustment		
59	**Total Equity (Deficit)**		(21,256,841)
60	**Total Liabilities and Equity (Deficit)**		$9,625,159

SCHEDULES TO THE BALANCE SHEET
(General Business Case)

Schedule A
Accounts Receivable and (Net) Payable

Receivables and Payables Agings	Accounts Receivable [Pre and Post Petition]	Accounts Payable [Post Petition]	Past Due Post Petition Debt
0 -30 Days -Related Parties		$80,754	
31-60 Days			
61-90 Days			$0
91+ Days	$63,667,618		
Total accounts receivable/payable	$63,667,618	$80,754	
Allowance for doubtful accounts	$63,667,618		
Accounts receivable (net)	$0		

Schedule B
Inventory/Cost of Goods Sold

Types and Amount of Inventory(ies)

	Inventory(ies) Balance at End of Month
Retail/Restaurants - Product for resale	
Distribution - Products for resale	
Manufacturer -	
Raw Materials	
Work-in-progress	
Finished goods	
Other - Explain	
TOTAL	$0

Cost of Goods Sold

Inventory Beginning of Month	
Add -	
Net purchase	
Direct labor	
Manufacturing overhead	
Freight in	
Other:	
Less -	
Inventory End of Month	
Shrinkage	
Personal Use	
Cost of Goods Sold	$0

Method of Inventory Control

Do you have a functioning perpetual inventory system?

Yes ____ No ____

How often do you take a complete physical inventory?

- Weekly ____
- Monthly ____
- Quarterly ____
- Semi-annually ____
- Annually ____

Date of last physical inventory was ____

Date of next physical inventory is ____

Inventory Valuation Methods

Indicate by a checkmark method of inventory used.

Valuation methods -
- FIFO cost ___
- LIFO cost ___
- Lower of cost or market ___
- Retail method ___
- Other ___
  - Explain

Schedule C
Real Property

Description	Cost	Market Value
Total	$0	$0

Schedule D
Other Depreciable Assets

Description	Cost	Market Value
Machinery & Equipment -		
Total	$0	$0
Furniture & Fixtures -		
Office Furniture and Fixtures	$54,746	$15,000
(Estimated value)		
Total	$54,746	$15,000
Office Equipment -		
Total	$0	$0
Leasehold Improvements -		
Total	$0	$0
Vehicles -		
Total	$0	$0

Schedule E
Aging of Post-Petition Taxes
(As of End of the Current Reporting Period)

Taxes Payable	0-30 Days	31-60 Days	61-90 Days	91+ Days	Total
Federal					
Income Tax Withholding					$0
FICA - Employee					$0
FICA - Employer					$0
Unemployment (FUTA)					$0
Income					$0
Other (Attach List)					$0
Total Federal Taxes	$0	$0	$0	$0	$0
State and Local					
Income Tax Withholding					$0
Unemployment (UT)					$0
Disability Insurance (DI)					$0
Empl. Training Tax (ETT)					$0
Sales					$0
Excise					$0
Real property					$0
Personal property					$0
Income					$0
Other (Attach List)					$0
Total State & Local Taxes	$0	$0	$0	$0	$0
Total Taxes	$0	$0	$0	$0	$0

Schedule F
Pre-Petition Liabilities

List Total Claims For Each Classification -	Claimed Amount	Allowed Amount (b)
Secured claims (a) [See Exh 1]	$24,199,205	$24,199,205
Priority claims other than taxes	$24,950	$24,950
Priority tax claims	$5,994	$5,994
General unsecured claims	$4,728,523	TBD

(a) List total amount of claims even if under secured.

(b) Estimated amount of claim to be allowed after compromise or litigation. As an example, you are a defendant in a lawsuit alleging damage of $10,000,000 and a proof of claim is filed in that amount. You believe that you can settle the case for a claim of $3,000,000. For Schedule F reporting purposes you should list $10,000,000 as the Claimed Amount and $3,000,000 as the Allowed Amount.

Schedule G
Rental Income Information
Not applicable to General Business Cases

Schedule H
Recapitulation of Funds Held at End of Month

	Account 1	Account 2	Account 3	Account 4
Bank				
Account Type	Wells Fargo			
Account No.	8241			
Account Purpose	Disbursement			
Balance, End of Month	$116,792			
Total Funds on Hand for all Accounts	$116,792			

Attach copies of the month end bank statement(s), reconciliation(s), and the check register(s) to the Monthly Operating Report.

STATEMENT OF CASH RECEIPTS AND DISBURSEMENTS

Increase/(Decrease) in Cash and Cash Equivalents

For the Month Ended 06/30/16

		Actual Current Month	Cumulative (Case to Date)
	Cash Receipts		
1	Rent/Leases Collected		
2	Cash Received from Sales		
3	Interest Received		$ 281
4	Borrowings	$ 29,017	1,774,711
5	Funds from Shareholders, Partners, or Other Insiders	-	-
6	Capital Contributions		-
7	Collections on Notes Receivable and misc.	54,814	59,887
8	Return of Funds	54,703	54,703
9			-
10			-
11			-
12	**Total Cash Receipts**	138,534	1,889,582
	Cash Disbursements		
13	Payments for Inventory		-
14	Selling		-
15	Administrative	4,565	39,024
16	Capital Expenditures		-
17	Principal Payments on Debt		-
18	Interest Paid		-
	Rent/Lease:		-
19	Personal Property		-
20	Real Property	-	15,565
	Amount Paid to Owner(s)/Officer(s)		-
21	Salaries		-
22	Draws		-
23	Commissions/Royalties		-
24	Expense Reimbursements		-
25	Other		-
26	Salaries/Commissions (less employee withholding)		-
27	Management Fees		-
	Taxes:		-
28	Employee Withholding		-
29	Employer Payroll Taxes		-
30	Real Property Taxes		-
31	Other Taxes		1,164
32	Other Cash Outflows:		-
33	Professional Fees	96	46,627
34	Expense Reimbursements	11,622	21,417
35	Transfers to Blue Earth Tech, Inc. for payroll/professional fees		1,605,773
36	Contract Labor	11,601	35,721
37	Other		7,500
38	**Total Cash Disbursements:**	27,883	1,772,790
39	**Net Increase (Decrease) in Cash**	110,650	116,792
40	**Cash Balance, Beginning of Period**	6,141	-
41	**Cash Balance, End of Period**	$116,792	$116,792

Blue Earth, Inc.
Exhibit 1

Total Liabilities/Secured Claims

Secured claims as of the filing date have been adjusted herein by approximately $1.5 million to properly reflect the prefiling default interest rates and other fees incurred by the lender as provided under the loan agreements

DIP Loan

The Debtor and its' affiliate, Blue Earth Tech, Inc. ("Tech") are parties to a debtor-in-possission facility. For previous months, all draws and fees were recorded and funded through the Debtor. Commencing in June, certain funds were paid directly under the DIP to Tech. Accordingly, funds paid directly to Tech, Inc. are reflected as DIP obligations on Tech's monthly operating report. The total obligation under the DIP facility as of the end of June is $2,916,722 of which $1,842,574 is reflected herein.

Explanation of Variances

Actual	Forecast	Variance	Description	Comment
54,703	-	54,703	Return of funds	Conservatively not forecasted. Favorable variance.
9,499	39,000	(29,501)	Contract labor	Lower than anticipated due to cost control
3,162	5,600	(2,438)	Other Administrative	Favorable variance.
	829,500	(829,500)	Transfers to Blue Earth Tech	Blue Earth Tech now directly funded under DIP
379	39,000	(38,621)	Employee Expense Reports	Lower due to cost control and reduced travel
(63,680)	-		Professional Fees	Accrued but not paid
16,418	42,000	(25,582)	Interest	Recorded at affiliate due to change in funding

Blue Earth, Inc.
Check Register
Jun-16
Exhibit 2

Type	Date	Num	Name	Debit	Credit	Balance
						6,141.35
Bill Pmt -Check	06/01/2016	6683	AT&T		92.41	6,048.94
Bill Pmt -Check	06/01/2016	6684	Bob Powell		3,123.33	2,925.61
Bill Pmt -Check	06/01/2016	6685	Empire Stock Transfer Inc		145.00	2,780.61
Bill Pmt -Check	06/01/2016	6686	Jon Woodard		172.36	2,608.25
Bill Pmt -Check	06/01/2016	6687	Judith Hall		2,044.84	563.41
Bill Pmt -Check	06/01/2016	6688	Monique Lane	0.00		563.41
Bill Pmt -Check	06/01/2016	6689	PCAOB		700.00	-136.59
Deposit	06/01/2016			6,178.44		6,041.85
Deposit	06/02/2016			54,702.61		60,744.46
Bill Pmt -Check	06/10/2016	6690	Dawn Adachi		5,704.78	55,039.68
Bill Pmt -Check	06/10/2016	6691	Empire Stock Transfer Inc		50.00	54,989.68
Bill Pmt -Check	06/10/2016	6692	Fidelity IT Solutions, Inc.		1,500.00	53,489.68
Bill Pmt -Check	06/10/2016	6693	Ilaria Turner		1,415.88	52,073.80
Bill Pmt -Check	06/10/2016	6694	Kelly Services, Inc		2,242.80	49,831.00
Bill Pmt -Check	06/10/2016	6695	Ruben Fontes		554.98	49,276.02
Deposit	06/10/2016			11,347.52		60,623.54
General Journal	06/14/2016		Bans Service charge		886.30	59,737.24
Bill Pmt -Check	06/15/2016	6589	Brett Woodard - Fed Ex		177.14	59,560.10
Bill Pmt -Check	06/16/2016	6696	Canon Solutions America, Inc		19.62	59,540.48
Bill Pmt -Check	06/16/2016	6697	Davidoff Hutcher & Citron LLP		96.06	59,444.42
Bill Pmt -Check	06/16/2016	6698	Empire Stock Transfer Inc		100.00	59,344.42
Bill Pmt -Check	06/16/2016	6699	FedEx		210.74	59,133.68
Bill Pmt -Check	06/16/2016	6700	Kelly Services, Inc		1,055.25	58,078.43
Bill Pmt -Check	06/16/2016	6701	Monique Lane		5,812.50	52,265.93
Deposit	06/17/2016			8,493.80		60,759.73
Bill Pmt -Check	06/22/2016	6702	Empire Stock Transfer Inc		225.00	60,534.73
Bill Pmt -Check	06/22/2016	6703	Kelly Services, Inc		1,074.15	59,460.58
Deposit	06/22/2016			2,811.26		62,271.84
Bill Pmt -Check	06/22/2016	6704	Empire Stock Transfer Inc		100.00	62,171.84
Bill Pmt -Check	06/23/2016	6591	Brett Woodard		194.00	61,977.84
Check	06/23/2016	6590	VOID	0.00		61,977.84
Transfer	06/24/2016			54,813.81		116,791.65
Bill Pmt -Check	06/30/2016	6705	AT&T		110.89	116,680.76
Bill Pmt -Check	06/30/2016	6706	DirecTV		75.20	116,605.56
Deposit	06/30/2016			186.09		116,791.65